February 2, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
MabVax Therapeutics Holdings, Inc.

Registration Statement on Form S-3

Filed October 19, 2017

File No. 333- 221026

Registration Statement on Form S-3

Filed October 25, 2017

File No. 333- 221114

Ladies and Gentlemen:

MabVax Therapeutics Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s two requests for withdrawal on Form RW (collectively, the “Form RWs”), which were both filed on January 30, 2018, to withdraw the registration statement on Form S-3 (File No. 333- 221026), which was filed on October 19, 2017, and the registration statement on Form S-3 (File No. 333- 221114), which was filed on October 25, 2017, together with all exhibits and amendments to each registration statement thereto (collectively, the “Registration Statements”).

The Company is withdrawing the Form RWs at the request of the Commission.

Should you have any questions, please contact Harvey Kesner at (212) 930-9700.

MabVax Therapeutics Holdings, Inc.

By: /s/ J. David Hansen
J. David Hansen
Chief Executive Officer

Cc: Harvey Kesner, Sichenzia Ross Ference Kesner LLP